REED SMITH LLP Riverfront Plaza - West Tower 901 East Byrd Street, Suite 1700 Richmond, VA 23219-4068 Telephone: +1 804 344 3400
W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Facsimile: +1 804 344 3410 1301 K Street, N.W. Suite 1100, East Tower Washington, DC 20005-3317 Phone: +1 202 414 9200 Fax: +1 202 414 9299

January 9, 2015

VIA EDGAR SUBMISSION

Tom Kluck
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I
Registration Statement on Form S-1
File No. 333-199190

Dear Mr. Kluck:

On behalf of the registrant, ETF Managers Group Commodity Trust I (the “Registrant”), and its sole series, the Sit Rising Rate ETF (the “Fund”), we are responding to the Staff’s comments dated December 23, 2014, in regards to the prospectus included in the above-referenced registration statement (the “Prospectus”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Pre-Effective Amendment No. 2 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

Comments

Cover Page of Prospectus

(1) We note your revised disclosure on the cover page. Please disclose the initial price per share that will be paid by the initial Authorized Participant when known. In addition, please describe in greater detail the price per share that will be paid by Authorized Participants that purchase creation baskets in the future.

Response: The cover page has revised disclosure regarding the initial price and expanded disclosure regarding future creation baskets.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Tom Kluck January 9, 2015 Page 2

Commodity Trading Advisor, page 16

(2) We note your response to comment 8 of our letter dated November 3, 2014 in which you have revised your disclosure to state that the “accounts differ in that the Fund is rules-based to the Benchmark Portfolio…” Please briefly revise your disclosure under this heading to clarify what you mean by “rules-based.”

Response: The Registrant has amended the requested disclosure.

The Fund’s Service Providers, page 18

(3) We note your response to comment 2 of our letter dated November 3, 2014. Please disclose the material terms of the Trust Agreement. For example, please discuss the Sponsor’s right to amend or supplement the Trust Agreement without the approval of Unitholders; also discuss the negative consent provision if there is no meeting and all votes or consents by solicited Unitholders will be deemed to have been cast or granted as requested in the notice of solicitation unless a Unitholder expresses written objection to the vote or consent and such vote or consent is received by the Trust. We may have further comment

Response: The Registrant has added the requested disclosure.

Related Party Transactions, page 21

(4) We note your revised disclosure in this subsection. Please also disclose any proposed related party transactions. See Item 404(a) of Regulation S-K.

Response: The Registrant has added the requested disclosure.

Exhibits

(5) We note your response to comment 4 of our letter dated November 3, 2014 and the Form of Licensing and Services Agreement that was filed as Exhibit 10.3. We also note that the effective date of this agreement is November 2014. If this agreement or other “form of” agreements filed as exhibits have already been entered into, please file executed copies of such agreements that include the exhibits to those agreements.

Response: The Registrant has filed a copy of all material agreements and, if available, has included the executed version.

(6) Please include an updated auditor consent within your amended filing.

Response: The Registrant has included an updated auditor consent.

Tom Kluck January 9, 2015 Page 3

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208, Eric Simanek at (202) 414-9425 or Joseph Toner at (202) 414-9264.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Samuel Masucci III
David Weissman
Eric Simanek
Joseph Toner
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